Exhibit 99.1

Jaguar Corrects Transposition Error in Q3 MD&A

TSX: JAG

TORONTO, Nov. 12, 2013 /CNW/ - Jaguar Mining Inc. ("Jaguar" or the "Company") (TSX: JAG) has corrected and refiled its recently issued Management's Discussion and Analysis ("MD&A") dated November 7, 2013.  On page 29 of the MD&A in the table "Summary of All-in Cost per Ounce of Gold Sold", two columns were inadvertently transposed - the dollar amounts for the nine-months ended September 30, 2013 and the three-months ended September 30, 2012.  Jaguar notes this error and has corrected the table as stated below:

Summary of All-in Cost per Ounce of Gold Sold

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012

Production cost per unaudited interim consolidated financial statements	$ 20,456	$ 25,183	$ 67,244	$ 107,832
Stock-based compensation (recoveries) - site-based	(5)	(100)	(14)	(444)
Adjusted Operating Costs	20,451	25,083	67,230	107,388

Corporate administration	4,095	5,885	13,067	14,801
Stock-based compensation (recoveries) - corporate	55	427	345	(1,868)
Accretion expenses (operating sites)	262	279	783	1,007
Exploration (sustaining)	483	307	1,352	3,627
Capital expenditure (sustaining)	4,192	8,018	17,540	40,109
All-in Sustaining Costs	29,538	39,999	100,317	165,064

Accretion expenses (non-operating sites)	182	248	553	652
Exploration (green field)	160	730	761	801
Capital expenditure (non-sustaining)	116	463	233	6,166
Care and maintenance (non-operating sites)	487	3,126	1,941	3,126
All-in Costs	$ 30,483	$ 44,566	$ 103,805	$ 175,809

Ounces of gold sold	24,111	23,307	72,347	82,378

Operating Costs / Oz of Gold Sold	$ 848	$ 1,076	$ 929	$ 1,304
All-in Sustaining Costs / Oz of Gold Sold	$ 1,225	$ 1,716	$ 1,387	$ 2,004
All-in Costs / Oz of Gold Sold	$ 1,264	$ 1,912	$ 1,435	$ 2,134

About Jaguar Mining

Jaguar is a junior gold producer in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais and owns the Gurupi Project in Northern Brazil in the state of Maranhão.  The Company also owns additional mineral resources at its approximate 210,000-hectare land base in Brazil. Additional information is available on the Company's website at www.jaguarmining.com.

SOURCE: Jaguar Mining Inc.

%CIK: 0001333849

For further information:

Company Contacts

Douglas Willock
Chief Financial Officer
(647) 494-5524
douglas.willock@jaguarmining.com.br

CO: Jaguar Mining Inc.

CNW 11:23e 12-NOV-13